Exhibit 21.1

EX-21.1 LIST OF SUBSIDIARIES OF THE COMPANY

SUBSIDIAIRES OF CHINA GREEN AGRICULTURE, INC.

Name	Place of Incorporation
Green Agriculture Holding Corporation	New Jersey
Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd.	People’s Republic of China
Beijing Gufeng Chemical Products Co., Ltd.	People’s Republic of China
Beijing Tianjuyuan Fertilizer Co., Ltd.	People’s Republic of China

VARIABLE INTEREST ENTITIES OF CHINA GREEN AGRICULTURE, INC.

Name	Place of Incorporation
Xi’an Hu County Yuxing Agriculture Technology Development Co, Ltd.	People’s Republic of China
Songyuan Jinyangguang Sannong Service Co., Ltd	People’s Republic of China
Weinan City Linwei District Wangtian Agricultural Materials Co., Ltd.	People’s Republic of China